SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                          Yonkers Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   986 073 104
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                                 (CUSIP Number)

                             James S. Maxwell, Esq.
                            Atlantic Bank of New York
                           960 Avenue of the Americas
                    New York, New York 10001; (212) 714-7312
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      (Name, Address, and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 13, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

                         (continued on following pages)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                                    1 of 21

* The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    2 of 21

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page  3  of 21 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ATLANTIC BANK OF NEW YORK

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  /_/
                                                            (b)  /_/

3   SEC USE ONLY


4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                               /_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK

         NUMBER OF SHARES            7   SOLE VOTING POWER
         BENEFICIALLY OWNED              443,519
         BY EACH REPORTING
         PERSON WITH                 8   SHARED VOTING POWER
                                         0

                                     9   SOLE DISPOSITIVE POWER
                                         443,519

                                     10  SHARED DISPOSITIVE POWER
                                         0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    443,519**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.6%

14  TYPE OF REPORTING PERSON*
    BK


*SEE INSTRUCTIONS BEFORE FILLING OUT!
** Beneficial ownership of 443,519 shares reported herein is being so reported solely as a result of the Option Agreement described in Item 4. Number of such shares is based upon 19.9% of the 2,228,739 shares of common stock of Yonkers Financial Corporation, par value $0.01 per share, outstanding as of November 13, 2001.

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page  4  of 21 Pages
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ITEM 1.  SECURITY AND YONKERS

          The securities to which this Schedule 13D relate are the shares of common stock, par value $0.01 per share (the "Shares"), of Yonkers Financial Corporation ("Yonkers"), a Delaware corporation, having its principal executive offices at 6 Executive Plaza, Yonkers, New York 10701.

ITEM 2.  IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by Atlantic Bank of New York, a New York State chartered commercial bank ("Atlantic"). The principal business office of Atlantic is located at 960 Avenue of the Americas, New York, New York 10001. The names of the directors and executive officers of Atlantic and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

          During the last five years, neither Atlantic nor, to the best of its knowledge, any of the persons listed in Schedule I hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As more fully described in Item 4, Yonkers has granted to Atlantic an option pursuant to which Atlantic has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 443,519 of the Shares (subject to adjustment in certain circumstances) at a price of $24.45 per share (the "Option"). Certain terms of the Option are summarized in Item 4. If the Option were exercisable and Atlantic were to exercise the Option on the date hereof, the funds required to purchase the Shares issuable upon such exercise would be approximately $10,844,040. It is currently anticipated that such funds would be derived from working capital.

ITEM 4.  PURPOSE OF TRANSACTION

          Atlantic is seeking to acquire the entire equity interest in Yonkers pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

          THE MERGER AGREEMENT. Atlantic and Yonkers have entered into an Agreement and Merger Agreement of Merger, dated as of November 13, 2001 (the "Merger

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page  5  of 21 Pages
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Agreement"), providing for, among other things, the acquisition of Yonkers by
Atlantic, including the merger of Yonkers' wholly owned subsidiary, Yonkers Savings & Loan Association, F.A., into Atlantic (the transactions contemplated by the Merger Agreement being hereinafter referred to as the "Merger"). At the effective time of the Merger (the "Effective Time"), each outstanding Share shall be converted into the right to receive $29.00 in cash without interest.

          Consummation of the Merger is subject to the satisfaction of certain conditions set forth in the Merger Agreement, including approval of the shareholders of Yonkers and approval of appropriate regulatory agencies.

          THE OPTION AGREEMENT. Concurrently with the execution of the Merger Agreement, Atlantic and Yonkers entered into a Stock Option Agreement, dated as of November 13, 2001 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement and to provide some measure of compensation to Atlantic for loss of benefits expected from the Merger and/or loss of the opportunity to explore other transactions while the Merger is pending, in the event that a Purchase Event (as defined below) occurs. Pursuant to the Option Agreement, Yonkers granted Atlantic the Option, which provides for the purchase of authorized but unissued Shares (the "Option Shares") of up to 19.9% of the then outstanding Shares at a price of $24.45 per share, subject to adjustment in certain circumstances.

          Subject to applicable law and regulatory restrictions, Atlantic may exercise the Option, in whole or in part, if, but only if, a Purchase Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below).

          As defined in the Option Agreement, "Purchase Event" means any of the following events:

          (i) without Atlantic's prior written consent, Yonkers shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or Yonkers shall have entered into an agreement with any person (other than Atlantic or any subsidiary of Atlantic) to effect
(A) a merger, consolidation or similar transaction involving Yonkers or any of its significant subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Yonkers or any of its significant subsidiaries representing in either case 25% or more of the consolidated assets or deposits of Yonkers and its subsidiaries or (C) the issuance, sale or other disposition by Yonkers of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of Yonkers or any of its significant subsidiaries (each of (A), (B) or (C), an "Acquisition Transaction"); provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only Yonkers and one or more of its subsidiaries, or involving only any two or more of such subsidiaries be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement; or

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page  6  of 21 Pages
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          (ii) any person (other than Atlantic or any subsidiary of Atlantic)
shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a group of which Atlantic or any subsidiary of Atlantic is a member, shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 25% or more of the voting power of Yonkers or any of its significant subsidiaries.

          "Exercise Termination Event" means the earliest to occur of (A) the Effective Time, (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event other than a termination thereof by Atlantic pursuant to Section 6.01(b)(ii) of the Merger Agreement (a termination of the Merger Agreement by Atlantic pursuant to such Section of the Merger Agreement, being referred to herein as a "Default Termination"), (C) 15 months after a Default Termination, or (D) 15 months after termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event.

          "Preliminary Purchase Event" means any of the following events or transactions occurring after the date of the Option Agreement:

          (i) any person (other than Atlantic or any subsidiary of Atlantic) shall have commenced (as such term is defined in Rule 14d-2, promulgated under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any Shares such that, upon consummation of such offer, such person would own or control 20% or more of the then outstanding Shares (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

          (ii) the stockholders of Yonkers shall not have approved the Merger Agreement by the requisite vote at the meeting of the stockholders of Yonkers called for that purpose ("Yonkers Meeting"), the Yonkers Meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, or Yonkers' Board of Directors shall have publicly withdrawn or modified in a manner adverse to Atlantic the recommendation of Yonkers' Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than Atlantic or any subsidiary of Atlantic) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed an application (or given a notice), whether in draft or final form, under the Home Owners' Loan Act of 1933, as amended, the Bank Holding Company Act, as amended, the Bank Merger Act, as amended, or the Change in Bank Control Act of 1978, as amended, for approval to engage in an Acquisition Transaction; or

          (iii) any person (other than Atlantic or any subsidiary of Atlantic) shall have made a bona fide proposal to Yonkers or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page  7  of 21 Pages
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          (iv) after a proposal is made by a third party to Yonkers or its stockholders to engage in an Acquisition Transaction, or such third party states its intention to Yonkers to make such a proposal if the Merger Agreement terminates, Yonkers shall breach any covenant or agreement contained in the Merger Agreement and such breach would entitle Atlantic to terminate the Merger Agreement under Section 6.01(b)(ii) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the transactions contemplated in the Merger Agreement).

          As provided in the Option Agreement, in the event Atlantic wishes to exercise the Option, it shall send to Yonkers a written notice (the "Option Exercise Notice," the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (such date as it may be extended pursuant to the next sentence, the "Closing Date"). If prior notification to or approval of any federal or state regulatory authority having jurisdiction over insured depositary institutions or their holding companies, the Securities and Exchange Commission, the NASD or any other self-regulatory organization (each, a "Regulatory Authority") is required in connection with any such purchase, Yonkers shall cooperate with Holder in the filing of the required notice or application for approval and the obtaining of such approval, and, in the event that such regulatory approvals must be obtained or mandatory waiting periods must expire prior to Closing, the Closing shall occur promptly following receipt of any such required regulatory approvals and the expiration of any such mandatory waiting periods. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

          Under applicable law and in connection with the Option Agreement, Atlantic may be required to obtain the approval of the Federal Reserve Board, the New York State Banking Department, the Federal Deposit Insurance Corporation or other governmental authority prior to acquiring 5% or more of the Shares.

          Neither the Option Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Atlantic may assign the Option Agreement to a wholly-owned subsidiary of Atlantic and Atlantic may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, the Option Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

          The Option may not be sold, transferred or otherwise disposed of, in whole or in part, by Atlantic except after the occurrence of a Purchase Event, and then only as follows. If Atlantic shall determine to accept a bona fide offer to purchase any portion of the Option then held by it or to sell any such portion of the Option, Atlantic shall give written notice thereof to Yonkers specifying (i) the portion of the Option to be sold and (ii) the purchase price therefor and any other significant terms of the proposed transaction. Upon receipt of such notice, Yonkers shall, for a period of five business days immediately following such receipt, have the

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page  8  of 21 Pages
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right of first refusal to cancel the portion of the Option then held by Atlantic that is proposed to be sold upon the payment of a cancellation fee equal to the purchase price set forth in such notice. Payment for such portion of the Option to be cancelled shall be made to Atlantic in immediately available funds within five business days immediately following receipt of the notice of the proposed sale.

          In addition, any Shares purchased under the exercise of the Option may be resold by Atlantic pursuant to registration rights under the Option Agreement.

          In the event of any change in Yonkers Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, conversion, subdivision, exchange of Shares or similar transaction, the type and number of Shares or securities subject to the Option, and the Purchase Price (as defined in the Option Agreement) therefore, shall be adjusted appropriately, and proper provision shall be made in the agreement or instrument governing any such transaction so that Holder shall receive, upon exercise of the Option, the number and class of Shares or other securities or property that Holder would have received in respect of Yonkers Common Stock if the Option had been exercised immediately prior to such event, or the record date therefore, as applicable. If any additional Shares of Yonkers Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a), upon exercise of any option to purchase Yonkers Common Stock outstanding on the date hereof or upon conversion into Yonkers Common Stock of any convertible security of Yonkers outstanding on the date hereof), the number of Shares of Yonkers Common Stock subject to the Option shall be adjusted so that, after such issuance, exercise or conversion, the Option, together with any Shares of Yonkers Common Stock previously issued pursuant hereto, equals 19.9% of the number of Shares of Yonkers Common Stock then issued and outstanding, without giving effect to any Shares subject to or issued pursuant to the Option. No provision of this Section 7 shall be deemed to affect or change, or constitute authorization for any violation of, any of the covenants or representations in the Option Agreement.

          Except as otherwise provided in the Option Agreement, at the request of Atlantic at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d) of the Option Agreement) and ending 12 months immediately thereafter, Yonkers shall repurchase from Atlantic (i) the Option and (ii) all Shares purchased by Atlantic pursuant to the Option Agreement with respect to which Atlantic then has beneficial ownership. The date on which Atlantic exercises its rights under Section 8 of the Option Agreement is referred to as the "Section 8 Request Date." Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

               (i) The aggregate Purchase Price paid by Atlantic for any Shares acquired pursuant to the Option with respect to which Atlantic then has beneficial ownership;

               (ii) The excess, if any, of (A) the Applicable Price (as defined below) for each Share over (B) the Purchase Price therefore (subject to adjustment pursuant to Section 7 of the Option Agreement), multiplied by the number of Shares with respect to which the Option has not been exercised; and

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page  9  of 21 Pages
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               (iii) The excess, if any, of the Applicable Price over the
     Purchase Price therefore (subject to adjustment pursuant to Section 7 of the Option Agreement) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Atlantic for each Share with respect to which the Option has been exercised and with respect to which Atlantic then has beneficial ownership, multiplied by the number of such Shares.

          Notwithstanding the foregoing, to the extent that prior notification to or approval of any Regulatory Authority is or becomes required for any reason in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Atlantic shall have the ongoing option to revoke its request for repurchase pursuant to Section 8 of the Option Agreement, in whole or in part, or to require that Yonkers deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If any Regulatory Authority disapproves of any part of Yonkers' proposed repurchase pursuant to Section 8 of the Option Agreement, Yonkers shall promptly give notice of such fact to Atlantic, and Atlantic shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by such Regulatory Authority, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Atlantic shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Section 8 Request Date less the number of Shares covered by the Option in respect of which payment has been made pursuant to
Section 8(a)(ii) of the Option Agreement. Atlantic shall notify Yonkers of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase. Notwithstanding anything therein to the contrary, in the event that Yonkers delivers to Atlantic written notice accompanied by a certification of Yonkers' independent auditor each stating that a requested repurchase of the Option or Shares would result in the recapture of Yonkers' bad debt reserves under the Internal Revenue Code of 1986, as amended, Atlantic's repurchase request shall be deemed to be automatically revoked. Notwithstanding anything herein to the contrary, all of Holder's rights under this Section 8 shall terminate on the date of termination of this Option pursuant to Section 3(a) of the Option Agreement.

          For purposes of the Option Agreement, the "Applicable Price" means the highest of (i) the highest price per Share paid for any such share by the person or groups described in Section 8(d)(i) of the Option Agreement, (ii) the price per Share received by holders of the Shares in connection with any merger, sale or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of the Option Agreement, or (iii) the highest closing sales price per Share quoted on The Nasdaq Stock Market ("Nasdaq") (or if the Shares are not quoted on Nasdaq, the highest bid price per Share as quoted on the principal trading market or securities exchange on which such Shares are traded as reported by a recognized source chosen by Atlantic) during the 40 business days preceding the Section 8 Request Date; provided, however, that in the event of a sale of less than all of Yonkers' assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 10  of 21 Pages
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Yonkers as determined by a nationally recognized investment banking firm selected by Atlantic, divided by the number of Shares outstanding at the time of such sale; provided further, that in no event shall the Applicable Price be greater than the Market Price (as defined in, and determined at the time specified in, Article Tenth, Section B of Yonkers' certificate of incorporation). If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Atlantic and reasonably acceptable to Yonkers, which determination shall be conclusive for all purposes of the Option Agreement.

          As used in the Option Agreement, "Repurchase Event" shall occur if (i) any person (other than Yonkers or any subsidiary of Yonkers) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding Shares, or (ii) any of the transactions described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of the Option Agreement shall be consummated.

          In the event that Yonkers shall enter into an agreement (i) to consolidate with or merge into any person, other than Atlantic or one of its subsidiaries, and Yonkers shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Atlantic or one of its subsidiaries, to merge into Yonkers and Yonkers shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding Shares shall be changed into or exchanged for stock or other securities of Yonkers or any other person or cash or any other property, or the outstanding Shares immediately prior to such merger shall, after such merger, represent less than 50% of the outstanding Shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets or deposits to any person, other than Atlantic or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Atlantic, to purchase shares of either (A) the Acquiring Corporation (as defined in the Option Agreement), (B) any person that controls the Acquiring Corporation or (C) in the case of a merger described in clause (ii), Yonkers.

          As more fully described in the Option Agreement, the Substitute Option shall have substantially the same terms as the Option, including the ability to be repurchased, with adjustments in the exercise price as set forth in the Option Agreement.

          Notwithstanding any other provisions in the Option Agreement, in no event shall Atlantic's Total Profit (as defined in the Option Agreement) exceed $4.0 million, and, if it otherwise would exceed such amount, Atlantic, at its sole election, shall either (i) deliver to Yonkers for cancellation Option Shares previously purchased by Atlantic, (ii) pay cash or other consideration to Yonkers or (iii) undertake any combination thereof, so that Atlantic's Total Profit shall not exceed $4.0 million after taking into account the foregoing actions.

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 11  of 21 Pages
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Notwithstanding anything in the foregoing to the contrary, in the event that
Atlantic receives a Total Profit of $4.0 million, Atlantic shall deliver (x) to Yonkers for cancellation all Option Shares previously purchased by Atlantic and Yonkers shall pay Atlantic the exercise price paid by Atlantic for such Option Shares, and (y) deliver for cancellation the Option or any remaining portion thereof.

          Notwithstanding any other provision of the Option Agreement, the Option may not be exercised for a number of Shares as would, as of the Notice Date, result in a Notional Total Profit (as defined in the Option Agreement) of more than $4.0 million, and, if exercise of the Option otherwise would exceed such amount, Atlantic, at its discretion, may increase the Purchase Price for that number of Shares set forth in the Option Exercise Notice so that the Notional Total Profit shall not exceed $4.0 million; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date at the Purchase Price set forth in Section 2 of the Option Agreement.

          Other than as indicated above, and as set forth in the Option Agreement and the Merger Agreement, Atlantic does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Yonkers, or the disposition of securities of Yonkers; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving Yonkers or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Yonkers or any of its subsidiaries; (d) any change in the present board of directors or management of Yonkers, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of Yonkers; (f) any other material change in Yonkers' business or corporate structure; (g) any change in Yonkers' organization certificate, bylaws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of Yonkers by any person; (h) causing a class of securities of Yonkers to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Yonkers becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 5.   INTEREST IN SECURITIES OF YONKERS

          (a) (i) Atlantic is the beneficial owner of 0 Shares;

               (ii) THE OPTION. Atlantic also may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, Atlantic may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the Option is not presently exercisable, Atlantic expressly disclaims beneficial ownership of any of the Option Shares. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Shares (after giving effect to

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 12  of 21 Pages
          -----------                                           ---    --

the issuance of such Option Shares). Atlantic has no right to vote or dispose of the Shares subject to the Option unless and until such time as the Option is exercised. To the best knowledge of Atlantic, none of the persons listed on
Schedule I hereto beneficially owns any Shares.

          (b) (i) Atlantic has sole or shared voting or dispositive power over 0 Shares;

               (ii) THE OPTION. If Atlantic were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the Shares covered thereby.

          (c) THE OPTION. Atlantic acquired the Option in connection with the execution of the Merger Agreement. See Item 4 hereof.

          To the best knowledge of Atlantic, none of the persons listed on
Schedule I hereto has effected any transactions in the Shares during the past 60 days.

          (d) No person other than Atlantic has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares that may be deemed beneficially owned by Atlantic.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF YONKERS

          In connection with the execution of the Merger Agreement, Atlantic entered into a Voting Agreement, dated as of November 13, 2001, with Gould Investors, L.P. ("Gould"), the holder of approximately 16.3% of the Shares, which provides, among other things, for Gould to vote its Shares in favor of the approval of the Merger Agreement.

          Except as set forth in the preceding paragraph and elsewhere in this
Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Atlantic and the persons listed on
Schedule I hereto, and any other person or persons with the respect to the Shares, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL REQUIRED TO BE FILED AS EXHIBITS

          2.1 Agreement and Merger Agreement of Merger, dated as of November 13, 2001, by and between Atlantic Bank of New York and Yonkers Financial Corporation.

          2.2 Stock Option Agreement, dated as of November 13, 2001, by and between Atlantic Bank of New York and Yonkers Financial

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 13  of 21 Pages
          -----------                                           ---    --

               Corporation.

          2.3 Voting Agreement, dated as of November 13, 2001, by and between Atlantic Bank of New York and Gould Investors, L.P.

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 14  of 21 Pages
          -----------                                           ---    --


 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, on behalf of Atlantic, I certify that the information set forth in this statement is true, complete and correct.


November 21, 2001

                                              ATLANTIC BANK OF NEW YORK


                                              /s/ James Maxwell
                                              ---------------------------------
                                              By:     James Maxwell
                                              Title:  Executive Vice President
                                                      and General Counsel

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 15  of 21 Pages
          -----------                                           ---    --


                                   SCHEDULE I

                            ATLANTIC BANK OF NEW YORK

                        DIRECTORS AND EXECUTIVE OFFICERS

                  The names, business addresses and present principal occupations of the directors and executive officers of Atlantic Bank of New York and its sole stockholder, the National Bank of Greece, S.A., are set forth below.



        NAME                            PRESENT PRINCIPAL OCCUPATION            CITIZENSHIP
                                        OR EMPLOYMENT AND ADDRESS
--------------------------------------------------------------------------------------------
Karatzas, Theodoros B.             Governor and Chairman of the National          Greece
                                     Bank of Greece, S.A., Chairman of
                                         Atlantic Bank of New York

                                            8 Korydallou Street
                                               145 65 Ekali
                                              Athens, Greece
--------------------------------------------------------------------------------------------
O'Brien, Thomas M.                Director, President and Chief Executive         United
                                   Officer of Atlantic Bank of New York           States

                                        960 Avenue of the Americas
                                         New York, New York 10001
--------------------------------------------------------------------------------------------
Anagnos, Alexander G.        Director of Atlantic Bank of New York, Financial     United
                                 Advisor, American Securities Corporation         States

                                           666 Third Ave. 29 Fl.
                                       New York, New York 10017-4011
--------------------------------------------------------------------------------------------
Aronis, Georgios                          General Manager of NMOC                 Greece

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Athanassiades, Theodossios         Director of Atlantic Bank of New York          Greece

                                        960 Avenue of the Americas
                                         New York, New York 10001
--------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 16  of 21 Pages
          -----------                                           ---    --

Athens, Andrew A.                 Director of Atlantic Bank of New York,          United
                                    Chairman, Alpha Steel Corporation,            States
                                   President, World Council of Hellenes

                                     United Hellenic American Congress
                                      75 East Wacker Drive, Suite 500
                                          Chicago, Illinois 60601
--------------------------------------------------------------------------------------------
Bertsos, Nicolaos             Chairman of Diethniki Mutual Funds, NBG Mutual      Greece
                                Funds and Ethniki Mutual Funds Ltd. Cyprus,
                               Managing Director of National Investments Co.

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Catacosinos, William J.       Director of Atlantic Bank of New York, Managing     United
                                 Partner, Laurel Hill Capital Partners LLC        States

                                              2 Robbins Lane
                                                 Suite 201
                                          Jericho, New York 11753
--------------------------------------------------------------------------------------------
DeBevoise, Charles                Director of Atlantic Bank of New York,          United
                                     Executive, Kriti Management Inc.             States

                                           345 East 37th Street
                                                 Suite 312
                                         New York, New York 10016
--------------------------------------------------------------------------------------------
Dhrymes, Dr. Phoebus J.           Director of Atlantic Bank of New York,          United
                                Professor of Economics, Columbia University       States

                                           420 West 118th Street
                                            New York, NY 10027
--------------------------------------------------------------------------------------------

Ellis, Peter E.                   Director of Atlantic Bank of New York,          United
                                      Executive, Hellenic Biscuit Co.             States

                                 Mr. Peter Ellis c/o Mr. John Kavalieratos
                                         21st Km Marathonos Avenue
                                       19009 Pikermi, Attica, Greece

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 17  of 21 Pages
          -----------                                           ---    --


--------------------------------------------------------------------------------------------
Fillippou, Constantine              General Manager of Ethniki Hellenic           Greece
                                         General Insurance Company

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Goumas, Dimitris               Managing Director of National Investment Bank      Greece
                                     for Industrial Development, S.A.

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
H.E. the Metropolitan of      Director of the National Bank of Greece, S.A.,      Greece
Ioannina Theoklitos                         Bishop of Ioannina

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Kalogeropoulos,               Director of the National Bank of Greece, S.A.,      Greece
    Nicolaos                           Chairman of Ethniki Kefalaiou

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------

Katsoulis, Nicos                   Executive Vice President of Atlantic           United
                                 Bank of New York, Corporate Banking Group        States

                                        960 Avenue of the Americas
                                         New York, New York 10001
--------------------------------------------------------------------------------------------
Lambropoulos, Panagiotis       Director of the National Bank of Greece, S.A.      Greece

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Lanaras, Georgios             Director of the National Bank of Greece, S.A.,      Greece
                                        Executive Vice Chairman of
                                 Protipos Real Estate and Touristic, S.A.

                                             86 Aeolou Street
                                           102 32 Athens, Greece

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 18  of 21 Pages
          -----------                                           ---    --


--------------------------------------------------------------------------------------------
Maxwell, James S.             Executive Vice President and General Counsel of     United
                                         Atlantic Bank of New York                States

                                        960 Avenue of the Americas
                                         New York, New York 10001
--------------------------------------------------------------------------------------------
McCabe, Robert A.                 Director of Atlantic Bank of New York,          United
                                    Chairman, Pilot Capital Corporation           States

                                            444 Madison Avenue
                                                Suite 2103
                                         New York, New York 10022
--------------------------------------------------------------------------------------------

Newcomb, Danforth                 Director of Atlantic Bank of New York,          United
                                       Partner, Shearman & Sterling               States

                                           599 Lexington Avenue
                                         New York, New York 10022
--------------------------------------------------------------------------------------------
Nektarios, Miltiadis          Director of the National Bank of Greece, S.A.,       Greece
                                   Chairman of IKA Social Security Fund

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Panagopoulos, Ioannis          Director of the National Bank of Greece, S.A.       Greece
                                         (employee representative)

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Pantalakis, Theodoros            Deputy Governor and Vice Chairman of the          Greece
                                       National Bank of Greece, S.A.

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Papoulias, Dimitrios          Director of the National Bank of Greece, S.A.,      Greece
                              Chairman of Public Power Corporation in Greece

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 19  of 21 Pages
          -----------                                           ---    --


Rapanos, Vassilios T.         Director of the National Bank of Greece, S.A.,      United
                                 Chairman of Council of Economic Advisors         States
                                      of Ministry of National Economy

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Sotirhos, Michael                   Director of Atlantic Bank of New York         United
                                                                                  States
                                        960 Avenue of the Americas
                                         New York, New York 10001
--------------------------------------------------------------------------------------------
Stellakis, Pavlos             Director of the National Bank of Greece, S.A.,       Greece
                                        Chief Executive Officer and
                                      President of NBG International

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Tamvakakis, Apostolos S.         Deputy Governor and Vice Chairman of the          Greece
                                      National Bank of Greece, S.A.,
                                   Director of Atlantic Bank of New York

                                              7 Esopou Street
                                              145 63 Kifissia
                                              Athens, Greece
--------------------------------------------------------------------------------------------
Tolomer, Robert J.             Executive Vice President of Atlantic Bank of       United
                                  New York, Credit & Administration Group         States

                                        960 Avenue of the Americas
                                         New York, New York 10001
--------------------------------------------------------------------------------------------
Tsamadou, Helen                    Director of Atlantic Bank of New York          Greece

                                        960 Avenue of the Americas
                                         New York, New York 10001
--------------------------------------------------------------------------------------------
Tsouyopoulos, Georgios        Director of the National Bank of Greece, S.A.,      Greece
                                          Director of MOD Company

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 20  of 21 Pages
          -----------                                           ---    --

Vranas, Andreas                  Deputy Governor and Vice Chairman of the         Greece
                                       National Bank of Greece, S.A.

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------
Zarras, Panagiotis            Director of the National Bank of Greece, S.A.,      Greece
                                         (employee representative)

                                             86 Aeolou Street
                                           102 32 Athens, Greece
--------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 986 073 104                                      Page 21  of 21 Pages
          -----------                                           ---    --




                                  EXHIBIT INDEX


     2.1 Agreement and Merger Agreement of Merger, dated as of November 13, 2001, by and between Atlantic Bank of New York and Yonkers Financial Corporation.

     2.2 Stock Option Agreement, dated as of November 13, 2001, by and between Atlantic Bank of New York and Yonkers Financial Corporation.

     2.3 Voting Agreement, dated as of November 13, 2001, by and between Atlantic Bank of New York and Gould Investors, L.P.